Exhibit 99.17

Consent of David W. Rennie

I consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name in connection with mineral resources estimates for the New Afton Project and to the use of information derived from the technical report entitled “Technical Report on the New Afton Project, British Columbia, Canada” dated December 31, 2009, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2010, and I consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

Dated this 31st day of March, 2011

/s/ David Rennie
Name:	David W. Rennie
Title:	P. Eng. and Principal Geologist
for Roscoe Postle Associates Inc.